On March 23, 2004, RSI Retirement Trust held a Special Meeting of Trust Participants of the Short-Term Investment Fund ("STIF") to consider approval or rejection of a proposed termination of the STIF and compulsory redemption of the Trust's units designated as STIF units. As a result, the STIF portfolio was terminated on April 1, 2004.

Propasal: Termination of  STIF

            Shares
FOR:       271,800
AGAINST:         0
ABSTAIN:       148